Itaú

2021

Reference Form

Itaú Unibanco Holding S.A.

Itaú Unibanco Holding S.A.

REFERENCE FORM

Base Date: 12.31.2021

(in accordance with Attachment 24 to CVM Instruction No. 480 of December 7, 2009 "CVM Instruction No. 480", as amended)

Identification	Itaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of Incorporation registered with the Trade Board of the State of São Paulo under NIRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "Issuer").
Head Office	The Issuer's head office is located at Praça Alfredo Egydio de SouzaAranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Investor Relations Office	The Investor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Piso Metrô, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of Investor Relations is Mr. Renato Lulia Jacob. The Investor Relations Department's telephone number is (0xx11) 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br.
Independent Auditors Firm	PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2021, 12/31/2020 and 12/31/2019.
Bookkeeping Agent	Itaú Corretora de Valores S.A.
Stockholders Service	The Issuer's stockholders' service is carried out at the branches of Itaú Unibanco S.A., the head office of which is located at Praça AlfredoEgydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902.
Newspapers from which the Company discloses Information	O Estado de São Paulo newspaper.
Website	http://www.itau.com.br/relacoes-com-investidores The information included in theCompany's website is not an integral part of this Reference Form.
Last update of this Reference Form	02/07/2023

Historical resubmission

Version	Reasons for resubmission	Date of update
V2	Updated items: 10.3 and 15.7	06/14/2022
V3	Updated items: 10.3, 12.1, 12.2, 12.5/6, 12.7/8, 12.9, 12.12, 13.1, 15.4 and 15.7	07/11/2022
V4	Updated item: 7.2	07/20/2022
V5	Updated items: 11.1, 11.2 and 12.5/6	08/08/2022
V6	Updated items: 19.1 and 12.5/6	09/02/2022
V7	Updated items: 12.5/6, 12.7/8, 12.12 and 15.7	10/10/2022
V8	Updated items: 12.9, 15.1/2, 15.3, 15.4, 15.8 and 19.2	10/14/2022
V9	Updated items: 12.5/6, 12.7/8 and 12.12	01/05/2023
V10	Updated items: 12.5/6, 12.7/8, 12.9, 12.10, 12.12, 15.1/2, 15.3, 15.4, 15.8 and 19.2	01/30/2023
V11	Updated items: 11.1 and 11.2	02/07/2023

ITEM 11. PROJECTIONS

11.1. Projections must identify:

Information provided in this item on business prospects, projections and operational and financial goals is solely forecasts based on Management's current expectations in relation to the Bank's future. These prospects are highly dependent on market conditions and on the general economic performance of Brazil, the sector, and international markets. Therefore, our actual results and performance may differ substantially from those in this forward-looking information.

This item contains information that is or could be construed as forward-looking information based largely on our current expectations and projections with respect to future events and financial trends that affect our activities.

Due to these risks and uncertainties, the information, circumstances, and prospective facts mentioned in this item may not occur. Our actual results and performance may differ substantially from those in this forward-looking information.

Words such as "believe", "may", "should", "estimate", "continue", "anticipate", "intend", "expect" and others alike are used to identify forward-looking statements but are not the only way to identify such statements.

a) subject matter of the projection

Projections are disclosed based on the Managerial Result, considering:

a.1) Accumulated variation in the 12-month period:

- Total loan portfolio, including financial guarantees provided and corporate securities;
- Financial margin with clients;
- Commissions and fees and result from insurance operations; and
- Non-interest expenses.

a.2) Accumulated amount in the 12-month period:

- Financial margin with the market; and
- Cost of credit, which includes result from loan losses, impairment, and discounts granted.

a.3) Expected income and social contribution tax rate.

a.4) Expectation of the consolidated efficiency ratio and the efficiency ratio in Brazil.

b) projected period and the period for which the projection is valid

- Projected period: Fiscal year 2023;
- Period for which the projection is valid: current year or until Management states otherwise.

c) assumptions considered indicating which ones may be influenced by the issuer´s management and those which are beyond its control

c.1) Assumptions under Management control for fiscal year 2023

The guidance disclosed to the market is based on the assumptions used for the bank's budget. The budgets for earnings results, loan operations balance and equity account balances are evaluated to ensure this alignment. The range disclosed is defined according to management's expectations. It is worth pointing out that periodical analyzes are undertaken to check for the adherence between the guidance disclosed and possible budget revisions that may

be carried out over the year due to changes in the macroeconomic outlook and in the competitive or regulatory environments. Therefore, the guidance may be revised. The guidance does not include any possible acquisitions or partnerships that may occur in the future.

c.2) Assumptions beyond Management control for fiscal year 2023

This looking-forward information is subject to uncertainties and assumptions, including, among other risk factors:

- General economic, political, and business conditions in Brazil and changes in inflation, interest, and foreign exchange rates, as well as the performance of financial markets;
- General economic and political conditions abroad, particularly in the countries where we operate;
- Disruptions and volatility in the global financial markets;
- Increases in compulsory deposits and reserve requirement;
- Changes in Government regulations and tax laws;
- Regulation and settlement of our business on a consolidated basis;
- Developments of investigations and its impact on clients and our fiscal exposure;
- Holders of our shares and ADRs may face difficulties to receive dividends;
- Failure or hacking of our security and operational infrastructure or systems;
- Our ability to protect personal or other data;
- Fiercer competition and sector consolidation;
- Changes in our loan portfolios and the value of our securities and derivatives ;
- Losses associated with counterparty exposure;
- Our exposure to the Brazilian public debt;
- Inaccurate pricing methodologies for insurance, pension plan and premium bonds products, and understated reserves;
- Efficiency of our risk management policies;
- Damage to our reputation;
- Ability of our controlling stockholder to run our business;
- Difficulties to integrate new or merged business;
- Impact of environmental and social issues;
- The impact of the coronavirus (Covid-19) pandemic or of other disease pandemic might adversely affect the future results of our operations and may continue to impact the market price of our securities; and
- Other risk factors that are listed on item “4.1 - Risk Factors” of this Reference Form.

d) guidance information

<u>Projections for fiscal year 2023</u>

The table below presents the projections for the year 2023, according to material fact disclosed on February 07th, 2023.

	Consolidated	
total credit portfolio[1]	growth between 6.0% and 9.0%	
financial margin with clients	growth between 13.5% and 16.5%	
financial margin with the market	between R$2.0 bn and R$4.0 bn	
cost of credit[2]	between R$36.5 bn and R$40.5 bn	
commissions and fees and results from insurance operations[3]	growth between 7.5% and 10.5%	
non-interest expenses	growth between 5.0% and 9.0%	consolidated efficiency ratio below 40% and below 38% in Brazil
effective tax rate	between 28.5% and 31.5%	

(1) Includes financial guarantees provided and corporate securities; (2) Composed of result from loan losses, impairment and discounts granted; (3) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

It's worth mentioning that the company considers, for management purposes, a cost of capital of around 14.5% per year.

11.2. If the issuer has disclosed guidance over the last three fiscal years:

a) Inform which ones are being replaced by new projections and which ones are the same

2023 projections for the following presented and monitored indicators: (i) total loan portfolio, (ii) financial margin with clients, (iii) financial margin with the market, (iv) cost of credit, (v) commissions and fees and result from insurance operations, (vi) non-interest expenses; (vii) effective income and social contribution tax rate; e (viii) Consolidates and Brazil's efficiency ratio.

Compared to 2022, we no longer present projections for recurring managerial ROE and Tier I capital ratio. Compared to 2021, we included expectation for Consolidates and Brazil's efficiency ratio.

2023 projections for consolidated figures only, we no longer present projections for the operation in Brazil.

b) with respect to the projections related to periods that have already elapsed, compare the data projected with the effective performance of the indicators, clearly presenting the reason for any differences in projections

Projections for fiscal year 2022

	Consolidated		Brazil[1]	
	actual	forecast	actual	forecast
total credit portfolio[2]	11.1%	between 15.5% and 17.5%	14.2%	between 19.0% and 21.0%
financial margin with clients	27.2%	between 25.0% and 27.0%	27.7%	between 26.5% and 28.5%
financial margin with the market	R$2.9 bn	between 1.0 bn and 3.0 bn	R$1.4 bn	between 0,3 bn and 2,3 bn
cost of credit[3]	R$32.3 bn	between 28.0 bn and 31.0 bn	R$30.2 bn	between 26.0 bn and 29.0 bn
commissions and fees and results from insurance operations[4]	7.8%	between 7.0% and 9.0%	8.3%	between 7.5% and 9.5%
non-interest expenses	6.7%	between 3.0% and 7.0%	7.2%	between 3.0% and 7.0%
effective tax rate	30.1%	between 30.0% and 33.0%	31.6%	between 31.0% and 34.0%

(1) includes units abroad ex-Latin America; (2) includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons that led to deviations in the projections

Total loan portfolio: the lower-than-expected growth in Brazil was mainly driven by more conservative credit granting in higher risk portfolios and lower credit demand from the corporate segment. The lower-than-expected growth in consolidated loan portfolio was driven by the Brazilian operation.

Financial margin with clients: the higher-than-expected growth was mainly driven by better average spread due to more favorable product and client mix, and higher margin on funding due to higher interest rates in Brazil and in LatAm operations.

Cost of Credit: the higher-than-expected cost of credit in Brazil was driven by the impacts arising from a subsequent event to the closing date related to a specific case of a corporate that entered into judicial reorganization. The higher-than-expected consolidated cost of credit was driven by the higher provision in Brazil.

Non-interest expenses: the higher-than-expected growth in Brazil was due to the higher inflation.

Projections for fiscal year 2021

	Consolidated		Brazil[1]	
	Actual	Forecast	Actual	Forecast
total credit portfolio[2]	18.1%	between 8.5% and 11.5%	23.2%	between 12.5% and 15.5%
financial margin with clients	8.3%	between 2.5% and 6.5%	7.5%	between 3.0% and 7.0%
financial margin with the market	R$7.7 bn	between R$6.5 bn and R$8.0 bn	R$4.9 bn	between R$3.9 bn and R$5.4 bn
cost of credit[3]	R$20.2 bn	between R$19,0 bn and R$22,0 bn	R$18.2 bn	between R$17.0 bn and R$20,0 bn
commissions and fees and results from insurance operations[4]	5.8%	between 2.5% and 6.5%	5.3%	between 2.5% and 6.5%
non-interest expenses	2.0%	between -2.0% and 2.0%	0.5%	between -2.0% and 2.0%
effective tax rate	36.5%	between 34.5% and 36.5%	37.5%	between 34.0% and 36.0%

(1) Includes units abroad ex-Latin America; (2) Includes financial guarantees provided and corporate securities; (3) Composed of result from loan losses, impairment and discounts granted; (4) commissions and fees (+) income from insurance, pension plan and premium bonds operations (-) expenses for claims (-) insurance, pension plan and premium bonds selling expenses.

Reasons that led to deviations in the projections

Total loan portfolio: the higher-than-expected growth both in Consolidated and in Brazil was mainly driven by a higher credit demand from individuals and small and middle-market companies and by the increased corporate securities portfolio in the corporate segment.

Financial margin with clients: the higher-than-expected growth both in Consolidated and in Brazil was mainly driven by the increase in loan portfolio and the impact of the higher interest rate scenario on our return on working capital.

Effective income tax/social contribution rate: the higher-than-expected effective rate in Brazil is driven by the write-off of tax credits carried out in the first quarter of 2021 as a result of their revaluation. Additionally, the higher profit in the period ends up economically diluting the tax benefit of interest on capital.

Projections for fiscal year 2020

In accordance with the Material Fact disclosed on May 4, 2020, Itaú Unibanco informed its stockholders and the general market that it decided to suspend its projections for the year 2020, disclosed through a Material Fact on February 10, 2020.

c) with respect to the current period guidance, state whether the projections are still valid on the date the form is submitted and, when applicable, explain why they were abandoned or replaced

N.A.